UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 17, 2023, regarding the Share Buy-back Transactions.

Istanbul, February 17, 2023

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors' share buy-back decisions on July 27, 2016 and the following dates, our Company purchased a total of 1,000,000 shares at a price range of TRY 33.46 – 34.00 with an average of TRY 33.88 totaling TRY 33,884,140 on February 17, 2023.

Within the scope of the relevant decisions, Company repurchased a total of 17,893,807 shares amounting to TRY214,096,922 from August 24, 2016 until the date of this announcement. With these transactions, the ratio of our shares in Company's capital has reached 0.81%. In addition, our Company’s Eurobonds with maturities of 2025 and 2028 were purchased at a nominal value of USD37,239,000 for USD35,293,480 (TRY521,752,184) at various time periods.

The details of the buy-back transactions

Code of Share Subject to Buy-back	Transaction Date	Nominal Value of Shares Subject to Transaction (TRY)	Ratio to Capital (%)	Transaction Price (TRY / Unit)	Privileges. If Any, Associated with These Shares
Group B, TCELL, TRATCELL91M1	24.08.2016	486,575	0.022	9.82	-
Group B, TCELL, TRATCELL91M1	29.08.2016	315,000	0.014	9.86	-
Group B, TCELL, TRATCELL91M1	31.08.2016	500,000	0.023	9.98	-
Group B, TCELL, TRATCELL91M1	01.09.2016	10,000	0	9.99	-
Group B, TCELL, TRATCELL91M1	09.09.2016	361,597	0.016	9.87	-
Group B, TCELL, TRATCELL91M1	16.09.2016	400,000	0.018	9.77	-
Group B, TCELL, TRATCELL91M1	30.09.2016	205,000	0.009	9.74	-
Group B, TCELL, TRATCELL91M1	04.10.2016	155,000	0.007	9.76	-
Group B, TCELL, TRATCELL91M1	04.11.2016	310,000	0.014	9.59	-
Group B, TCELL, TRATCELL91M1	09.11.2016	104,000	0.005	9.59	-
Group B, TCELL, TRATCELL91M1	14.11.2016	105,000	0.005	9.46	-
Group B, TCELL, TRATCELL91M1	29.11.2016	293,640	0.013	9.36	-
Group B, TCELL, TRATCELL91M1	30.11.2016	500,000	0.023	9.21	-
Group B, TCELL, TRATCELL91M1	01.12.2016	200,000	0.009	8.94	-
Group B, TCELL, TRATCELL91M1	08.12.2016	109,500	0.005	9.09	-
Group B, TCELL, TRATCELL91M1	22.12.2016	106,000	0.005	9.4	-
Group B, TCELL, TRATCELL91M1	26.12.2016	180,751	0.008	9.44	-
Group B, TCELL, TRATCELL91M1	27.12.2016	159,000	0.007	9.43	-
Group B, TCELL, TRATCELL91M1	28.12.2016	155,000	0.007	9.46	-
Group B, TCELL, TRATCELL91M1	30.12.2016	2,159,500	0.098	9.67	-
Group B, TCELL, TRATCELL91M1	12.07.2018	453,950	0.021	11.01	-
Group B, TCELL, TRATCELL91M1	12.07.2018	904,029	0.041	11.12	-
Group B, TCELL, TRATCELL91M1	13.07.2018	117,000	0.005	10.98	-
Group B, TCELL, TRATCELL91M1	16.07.2018	629,500	0.029	11.12	-
Group B, TCELL, TRATCELL91M1	24.07.2018	456,000	0.021	11.40	-
Group B, TCELL, TRATCELL91M1	15.08.2018	923,000	0.042	10.83	-
Group B, TCELL, TRATCELL91M1	16.08.2018	1,458,400	0.066	10.28	-

Group B, TCELL, TRATCELL91M1	05.10.2018	924,000	0.042	10.82	-
Group B, TCELL, TRATCELL91M1	14.12.2018	1,403,000	0.064	12.15	-
Group B, TCELL, TRATCELL91M1	19.12.2018	332,000	0.015	12.18	-
Group B, TCELL, TRATCELL91M1	27.12.2018	833,325	0.038	12.00	-
Group B, TCELL, TRATCELL91M1	31.12.2018	827,750	0.038	12.08	-
Group B, TCELL, TRATCELL91M1	17.03.2020	406,290	0.018	12.31	-
Group B, TCELL, TRATCELL91M1	19.03.2020	410,000	0.019	12.18	-
Group B, TCELL, TRATCELL91M1	17.02.2023	1,000,000	0.045	33.88	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 17, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 17, 2023	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer